UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

VIMICRO INTERNATIONAL CORPORATION
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

92718N109**
(CUSIP Number)

THOMAS J. MURPHY
C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000
(Name, Address and Telephone
Number of Person Authorized to Receive Notices and Communications)

December 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**  The CUSIP Number relates only to the American Depositary Shares of Vimicro International Corporation.

CUSIP No. 92718N109	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

______________
(1)  Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

______________
(1)  Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

______________
(1)  Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

______________
(1) Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

______________
(1)  Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

______________
(1) Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

______________
(1) Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

______________
(1) Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

______________
(1) Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,267,755 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,267,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,755 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

______________
(1) Represents the sum of 9,265,891 Ordinary Shares beneficially owned by the Reporting Persons and the  2,001,864 Ordinary Shares underlying the 500,466 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

CUSIP No. 92718N109	SCHEDULE 13D	Page 12 of 20

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of December 1, 2005 and previously amended as of December 19, 2005 and as of March 14, 2013 (as so amended, the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Vimicro International Corporation, a Cayman Islands corporation (the “Company”), and the American depositary shares (the “ADSs”) representing Ordinary Shares of the Company. Every one ADS represents four Ordinary Shares.

The address of the principal executive office of the Company is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People's Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows.

(a) REPORTING PERSONS

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	General Atlantic LLC, a Delaware limited liability company (“GA”);
(ii)	General Atlantic GenPar (Bermuda), L.P., a Bermuda limited partnership (“GA GenPar LP”)
(iii)	GAP (Bermuda) Limited, a Bermuda exempted company (“GAP Bermuda GenPar”);
(iv)	General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership (“GAP LP”);
(v)	GAP-W International, L.P., a Bermuda limited partnership (“GAP-W”);
(vi)	GapStar, LLC, a Delaware limited liability company (“GapStar”)
(vii)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);
(viii)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);
(ix)	GAPCO GmbH & Co. KG, a German limited partnership (“KG”); and
(x)	GAPCO Management GmbH, a German corporation (“GmbH Management”).

We refer to GA, GA GenPar LP, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management, collectively as the “Reporting Persons”.

(b) RESIDENCE OR BUSINESS ADDRESS

The principal business of each Reporting Person (other than KG and GmbH Management) is located at:

c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055

The principal business of KG and GmbH Management is located at:

c/o General Atlantic GmbH,
Maximilianstrasse 35b
80539 Munich
Germany

(c) PRINCIPAL BUSINESS

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GAP Bermuda GenPar is the general partner of GA GenPar LP. GA GenPar LP is the general partner of GAP LP and GAP-W. GA is the managing member of GAPCO III and GAPCO IV, and certain Managing Directors of GA are the members and officers of GapStar. The Managing Directors of GA are the directors and executive officers of GAP Bermuda GenPar. GmbH Management is the general partner of KG. The Managing Directors of GA make voting and investment decisions with respect to the securities held by KG and GmbH Management. There are 22 Managing Directors of GA. The information with respect to each

CUSIP No. 92718N109	SCHEDULE 13D	Page 13 of 20

such GA Managing Director required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.  Each of the Managing Directors of GA disclaims ownership of the Ordinary Shares and ADSs owned by the Reporting Persons except to the extent he or she has a pecuniary interest therein.

By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Ordinary Shares and ADSs that each owns of record. GA, GA GenPar LP, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the number of Shares indicated below.

(d)-(e)

None of the Reporting Persons and none of the individuals listed on Schedule A, during the last five years, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f)

(i)	GA – Delaware
(ii)	GA GenPar LP – Bermuda
(iii)	GAP Bermuda GenPar – Bermuda
(iv)	GAP LP – Bermuda
(v)	GAP-W – Bermuda
(vi)	GapStar – Delaware
(vii)	GAPCO III – Delaware
(viii)	GAPCO IV – Delware
(ix)	KG—Germany
(x)	GmbH Management – Germany

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is supplemented hereby with the following:

On December 18, 2013, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG (collectively, the “Record Holders”) sold to the Company, in the aggregate, (a) 9,265,895 Ordinary Shares at a price of $0.4925 per Ordinary Share and (b) 500,468 ADSs at a price of $1.97 per ADS, in a private transaction pursuant to a Purchase and Sale Agreement, dated December 18, 2013 among the Record Holders and the Company (the “Company Purchase and Sale Agreement”), filed herein as Exhibit 99.5.

Also pursuant to the Company Purchase and Sale Agreement, the Record Holders have agreed to sell to the Company and the Company has agreed to purchase, in the aggregate, an additional 9,265,891 Ordinary Shares and 500,466 ADSs on January 15, 2014, subject to the Company’s right to delay such sale until January 31, 2014.  If such sale occurs on January 15, 2014, the Record Holders have agreed to sell Ordinary Shares at a price of $0.4925 per Ordinary Share and ADSs at a price of $1.97 per ADS.  In the event that the Company exercises its right to delay such sale until January 31, 2014, the Record Holders have agreed to sell (a) such Ordinary Shares at a price equal to the greater of (i) $0.4925 per Ordinary Share and (ii) the average daily closing price of the ADS (such average divided by four) traded on the NASDAQ Global Market over the 90 calendar days preceding January 15, 2014 and (b) such ADSs at a price equal to the greater of (i) $1.97 per ADS and (ii) the average daily closing price of the ADS traded on the NASDAQ Global Market over the 90 calendar days preceding January 15, 2014.

Following the sale described in the immediately preceding paragraph, the Reporting Persons will own no shares (Ordinary Shares or ADSs) in the Company.

The Company Purchase and Sale Agreement is filed herewith as Exhibit 99.5, and the foregoing summary is qualified in its entirety by the terms thereof.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows.

CUSIP No. 92718N109	SCHEDULE 13D	Page 14 of 20

(a)

As of the date hereof, GA, GA GenPar LP, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management each own of record the following number of Ordinary Shares and ADSs representing the following percentage of the Company's issued and outstanding Ordinary Shares. Each ADS represents four Ordinary Shares.

Reporting Person	Ordinary Shares	ADSs	Total Ordinary Shares, Including Shares Underlying ADSs	Percentage of Outstanding Ordinary Shares
GA	0	0	0	0.0%
GA GenPar LP	0	0	0	0.0%
GAP Bermuda GenPar	0	0	0	0.0%
GAP LP	6,362,896	357,404	7,792,512	6.8%
GAP-W	2,197,401	96,334	2,582,737	2.2%
GapStar	115,823	10,563	158,075	0.1%
GAPCO III	456,395	28,782	571,523	0.5%
GAPCO IV	123,438	6,508	149,470	0.1%
KG	9,938	875	13,438	0.0%
GmbH Management	0	0	0	0.0%

Based on calculations made in accordance with Rule 13d-3(d), and there being 115,035,593 Ordinary Shares outstanding as of September 30, 2013, as reported in the Company’s Annual Report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2013, each of the Reporting Persons may be deemed to beneficially own approximately 9.8% of the outstanding Ordinary Shares.

(b)

By virtue of the fact that (a) GAP Bermuda GenPar is the general partner of GA GenPar LP, and GA GenPar LP is the general partner of GAP LP and GAP-W; (b) GA is the managing member of GAPCO III and GAPCO IV; (c) certain Managing Directors of GA are the members and officers of GapStar; (d) the Managing Directors of GA are the directors and executive officers of GAP Bermuda GenPar; (e) GmbH Management is the general partner of KG; and (f) the Managing Directors of GA make voting and investment decisions with respect to the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Ordinary Shares and ADSs which each owns of record.

As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 11,267,755 Ordinary Shares (which includes 9,265,891 Ordinary Shares and 2,001,864 Ordinary Shares underlying the 500,466 ADSs beneficially owned by the Reporting Persons), or 9.8% of the Ordinary Shares.

(c)

Except as set forth in this paragraph (c) and except as set forth in the Schedule 13D, to the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Ordinary Shares or ADSs during the past 60 days. On December 18, 2013, the Record Holders sold the following number of Ordinary Shares and ADSs for the price per ADSs set forth below to the Company in a private transaction, pursuant to the Company Purchase and Sale Agreement.

Reporting Person	Ordinary Shares Sold	Price Per Ordinary Share	ADSs Sold	Price Per ADS
GAP LP	6,362,896	$0.4925	357,404	$1.97
GAP-W	2,197,402	$0.4925	96,334	$1.97
GapStar	115,824	$0.4925	10,564	$1.97
GAPCO III	456,395	$0.4925	28,782	$1.97
GAPCO IV	123,439	$0.4925	6,509	$1.97
KG	9,939	$0.4925	875	$1.97

The Company Purchase and Sale Agreement is filed herewith as Exhibit 99.5, and the foregoing summary is qualified in its entirety by the terms thereof.

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

CUSIP No. 92718N109	SCHEDULE 13D	Page 15 of 20

(e)

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Item 6 is hereby supplemented as follows.

See the description of the Company Purchase and Sale Agreement in Items 4 and 5(c) above, which are incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit Index

Exhibit 99.1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 99.5
Purchase and Sale Agreement, dated December 18, 2013, among General Atlantic Partners (Bermuda), L.P., GAP-W International, LP, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC, and GAPCO GmbH & Co. KG, and Vimicro International Corporation (filed herewith).

CUSIP No. 92718N109	SCHEDULE 13D	Page 16 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 19, 2013

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

CUSIP No. 92718N109	SCHEDULE 13D	Page 17 of 20

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GmbH & Co. KG

By:	GAPCO Management GMBH, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 92718N109	SCHEDULE 13D	Page 18 of 20

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ъ andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

CUSIP No. 92718N109	SCHEDULE 13D	Page 19 of 20

Patricia Hedley	600 Steamboat Road Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
René M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Xuesong Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

CUSIP No. 92718N109	SCHEDULE 13D	Page 20 of 20

Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	600 Steamboat Road Greenwich, Connecticut 06830	United States